UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 4)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

ARIAD Pharmaceuticals, Inc.

(Name of Subject Company)

ARIAD Pharmaceuticals, Inc.

(Name of Person Filing Statement)

Common Stock, $.001 par value per share

(Title of Class of Securities)

04033A100

(CUSIP Number of Class of Securities)

Paris Panayiotopoulos

President and Chief Executive Officer

ARIAD Pharmaceuticals, Inc.

125 Binney Street

Cambridge, Massachusetts 02142

(617) 494-0400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Manmeet S. Soni Executive Vice President, Chief Financial Officer and Treasurer ARIAD Pharmaceuticals, Inc. 125 Binney Street Cambridge, Massachusetts 02142 (617) 494-0400	Scott A. Barshay Jeffrey D. Marell Brian C. Lavin Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, NY 10019-6064 (212) 373-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment.

This Amendment No. 4 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of ARIAD Pharmaceuticals, Inc. (the “Company”) filed with the Securities and Exchange Commission (the “SEC”) on January 19, 2017, as amended form time to time (the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Kiku Merger Co., Inc., a Delaware corporation (“Purchaser”) and an indirect wholly-owned subsidiary of Takeda Pharmaceutical Company Limited, a corporation organized under the laws of Japan (“Takeda” or “Parent”), to purchase, subject to certain conditions, including the satisfaction of the Minimum Tender Condition (as defined in the Schedule 14D-9), any and all of the outstanding shares (“Shares”) of common stock, par value $0.001 per share (“Common Stock”) of the Company at a purchase price of $24.00 per Share in cash, net of applicable withholding taxes and without interest (the “Offer Price”) upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 19, 2017 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and together with the Offer to Purchase, the “Offer”). Purchaser and Takeda filed a Tender Offer Statement on Schedule TO (containing the Offer to Purchase, the Letter of transmittal and other documents relating to the tender offer) with the SEC on January 19, 2017.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 4. The Solicitation or Recommendation

(i) Background of Offer and Merger

Item 4 of the Schedule 14D-9 and the disclosure under “Background of Offer and Merger” are hereby amended and supplemented by:

(a) inserting the following sentences at the end of the third paragraph:

“Certain of the confidentiality agreements had customary standstill provisions. These standstill provisions terminated upon the announcement of the Transactions and do not preclude those counterparties from making an offer to acquire the Company’s securities or assets.”

(b) inserting the following sentence after the first sentence of the twenty-third paragraph:

“The standstill agreement terminated upon the announcement of the Transactions and does not preclude Company 2 from making an offer to acquire the Company’s securities or assets.”

(c) inserting the following sentence after the first sentence of the twenty-sixth paragraph:

“The standstill provisions terminated upon entry into the Merger Agreement and do not preclude Company 3 from making an offer to acquire the Company’s securities or assets.”

(iii) Certain Unaudited Prospective Financial Information

Item 4 of the Schedule 14D-9 and the disclosure under “Certain Unaudited Prospective Financial Information” are hereby amended and supplemented by:

(a) amending and restating the third paragraph as follows:

The projections while presented with numerical specificity necessarily were based on numerous variables and assumptions that are inherently uncertain and many of which are beyond the control of our management. Because the projections cover multiple years, by their nature, they become subject to greater uncertainty with each successive year. The projections for 2017 through 2038 were based on a long range planning model that management prepared and provided to our Board, J.P. Morgan, Goldman Sachs and Lazard. Management considered a variety of factors, including historical industry success rates for products in comparable stages of development. The projections presented below are probability-adjusted and took into account several assumptions. The primary assumptions included in the~~se~~ revenue projections before probability adjustments were growth in the numbers of patients using our products, price by year for each product, and duration of treatment for each product. The projected number of patients using each product in turn depends on assumptions about the clinical data and approved label for each product, the epidemiology of each disease/indication, the market share each product achieves, and the competitive environment. Important factors that may affect actual results and result in the projections not being achieved include, but are not limited to, the probability of clinical/technical success based on the phase of development and other inherent risk factors relating to each research and development program; the probability of regulatory approvals; existing pre-clinical in vitro and in vivo evidence; line of therapy and use in patients; pricing and reimbursement environment for cancer therapeutics; existing standards of care and the cost benefit analysis for each potential new product; observed patient benefits and outcomes; probability of adverse events; duration of patient benefits and therapy; patent expiry and potential for patent term extension; new competitors and technologies not currently foreseen and their expected results and regulatory approvals; decisions and actions by regulatory authorities; and other risk factors described in the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2015, subsequent quarterly reports on Form 10-Q and current reports on Form 8-K. The Company’s assumed probabilities of success, considering the relevant factors as discussed above which the Company’s management believed to be common in the industry for assessing risks associated with development and commercialization, ranged from as low as 6% to as high as 100% depending on the application of the factors above to the particular research and development program or commercial revenue stream, with a range of 54% - 100% for Iclusig, 35% - 100% for Brigatinib and 6% – 15% for the Company’s other drug candidates. In addition, the projections may be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable period. Accordingly, there can be no assurance that the projections will be realized, and actual results may vary materially from those shown.

(b) inserting the following sentence and table after the first table presenting projections provided by management on page 33 of Schedule 14D-9:

“The following table shows a reconciliation of EBITDA to operating income for the periods indicated:”

(dollars in millions)

Adjusted P&L
$mm	2017E	2018E	2019E	2020E	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E	2034E	2035E	2036E	2037E	2038E

EBITDA	$113	$132	$213	$525	$665	$998	$1,316	$1,478	$1,602	$1,655	$1,722	$1,811	$1,784	$1,819	$1,326	$1,055	$900	$443	$313	$150	$75	$0

Depreciation & Amortization	($14)	($15)	($17)	($26)	($30)	($40)	($51)	($57)	($62)	($63)	($65)	($68)	($67)	($68)	($49)	($40)	($34)	($18)	($13)	($5)	($3)	$0

Operating income	$99	$117	$196	$499	$635	$958	$1,265	$1,421	$1,540	$1,592	$1,657	$1,744	$1,717	$1,751	$1,277	$1,015	$866	$425	$299	$145	$72	$0

(c) inserting at the end of this section the following sentence and table:

“The projections provided by management and presented to the Board of Directors, J.P. Morgan, Goldman Sachs and Lazard on January 8, 2017 also included projections from 2017 to 2038 for probability-adjusted implied product free cash flow. Probability-adjusted implied product free cash flow is reflected in the aggregate Unlevered Free Cash Flow projections set forth above but does not reflect stock-based compensation expense, discovery research and development expenses, COGS absorption, the impact of Medinol collaboration and cash tax savings from net operating losses, which are reflected in the aggregate Unlevered Free Cash Flow projections set forth above. The following is a summary of the projections.”

(dollars in millions)

	2017E	2018E	2019E	2020E	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E	2034E	2035E	2036E	2037E	2038E

Iclusig	$65	$106	$156	$228	$239	$266	$320	$351	$376	$391	$405	$420	$415	$408	$406	$397	$399	$157	$53	$0	$0	$0
Brigatinib	55	38	59	168	229	330	436	502	545	559	575	609	596	610	323	141	28	0	0	0	0	0
AP32788	(16)	(11)	(18)	(18)	1	37	49	56	58	59	60	60	60	60	61	61	61	62	62	34	17	0
PAN-Kit Inhibitor	(9)	(9)	(15)	(15)	(9)	11	9	10	18	26	30	32	34	35	36	37	39	40	41	22	11	0
Immuno-Kinase Program	(16)	(25)	(35)	(27)	(28)	(9)	20	25	30	31	43	49	57	64	71	75	78	81	85	47	23	0

Implied product free cash flow	$79	$99	$148	$336	$432	$635	$834	$944	$1,027	$1,067	$1,113	$1,170	$1,161	$1,177	$898	$711	$604	$339	$240	$103	$52	$0

(iv) Opinions of Financial Advisors

Opinion of J.P. Morgan Securities LLC

Item 4 of the Schedule 14D-9 and the disclosure under “Opinions of Financial Advisors—Opinion of J.P. Morgan Securities LLC.” are hereby amended and supplemented by amending and restating the subsection entitled “Discounted Cash Flow Analysis” as follows:

“J.P. Morgan conducted a sum-of-the-parts discounted cash flow analysis of the Company, on a product-by-product basis, for the purpose of determining an implied fully diluted equity value per share for the Common Stock based on the aggregate of the implied equity values calculated by J.P. Morgan for each of the Company’s existing and pipeline products, and taking into account certain other items described below. A discounted cash flow analysis is a method of evaluating an asset using estimates of the future unlevered free cash flows generated by the asset and taking into consideration the time value of money with respect to those cash flows by calculating their present value. The “unlevered free cash flows” refers to a calculation of the future cash flows generated by an asset without including in such calculation any debt servicing costs. Specifically, unlevered free cash flow for each of the Company’s existing and pipeline products for this purpose represents revenues from product sales and collaboration agreements in respect of such products, less, as applicable, cost of goods sold (“COGS”), research and development expense and selling, general and administrative expense for such product, and adjusted for, as applicable, taxes, changes in net working capital, capital expenditures and depreciation and amortization. “Present value” refers to the current value of the cash flows generated by the asset or, as applicable, the amounts of a future expense and is obtained by discounting those cash flows or amounts back to the present using a discount rate that takes into account macro-economic assumptions and estimates of risk, the opportunity cost of capital and other appropriate factors. “Terminal value” refers to the present value of all future cash flows generated by a product or, as applicable of the amounts of a future expense, using a terminal value growth rate of 0%, which was determined by J.P. Morgan based upon its professional judgment and experience with companies engaged in businesses similar to that of the Company.

J.P. Morgan performed the discounted cash flow analysis of the Company, based on projections prepared by the management of the Company relating to its business, for each of its existing and pipeline products, and from its license agreement with Medinol Ltd. (“Medinol”), for the calendar years 2017 through 2038. As instructed by Company management, J.P. Morgan used probability-adjusted financial projections prepared by Company management that took into account the probabilities, assigned by Company management, of achieving regulatory success and/or commercial success with its products.

In arriving at the implied fully diluted equity value per share of Common Stock on a standalone basis, J.P. Morgan calculated, based on the financial projections prepared by the management of the Company relating to its business, the unlevered free cash flows that the Company is expected to generate from each of its existing and pipeline products during the 22-year period ending on December 31, 2038. The unlevered free cash flows, as well as revenues from the Company’s license agreement with Medinol, stock-based compensation expense, discovery research and development expenses, COGS absorption and cash tax savings from net operating losses were then discounted to present values as of December 31, 2016, using a range of discount rates from 11.0% to 13.0%. The range of discount rates was selected by J.P. Morgan based on the most recent financial information provided by the Company to J.P. Morgan and J.P.

Morgan’s analysis of the weighted average cost of capital of the Company, taking into account macro-economic assumptions, estimates of risk, the Company’s capital structure and other appropriate factors. J.P. Morgan also calculated the implied “platform value” of the Company’s business by assigning a hypothetical terminal value to each existing and pipeline product, in each case calculated as of two years after the loss of exclusivity for such product. J.P. Morgan also calculated a terminal value for future stock-based compensation expense, discovery research and development expenses and COGS absorption, in each case calculated as of 2035. Each of these terminal values was then discounted to present value, and then aggregated to arrive at an implied platform value. J.P. Morgan then aggregated the present value of each of the unlevered cash flows, stock-based compensation expense, discovery research and development expenses, COGS absorption, revenues from the Company’s license agreement with Medinol, and cash savings from net operating losses together with the implied platform value to derive a firm value. The firm value was further adjusted by adding the Company’s net cash to derive an implied equity value. For purposes of its analysis, J.P. Morgan assumed a valuation date of December 31, 2016.

Based on the foregoing, J.P. Morgan derived an implied fully diluted equity value per share range for the Company, on a standalone basis, rounded to the nearest $0.25, of between $20.00 and $23.25, which J.P. Morgan compared to the proposed cash consideration per Share of $24.00 in cash.”

Opinion of Goldman, Sachs & Co.

Item 4 of the Schedule 14D-9 and the disclosure under “Opinions of Financial Advisors—Opinion of Goldman, Sachs & Co.” are hereby amended and supplemented by amending and restating the subsection entitled “Illustrative WholeCo Discounted Cash Flow Analysis” as follows:

“Illustrative WholeCo Discounted Cash Flow Analysis

Using the Forecasts, Goldman Sachs performed an illustrative discounted cash flow, or “DCF,” analysis to derive a range of illustrative present values per Share.

Using mid-year convention and discount rates ranging from 13.0% to 15.0%, ~~reflecting estimates of the weighted average cost of capital of the Company~~derived by application of the Capital Asset Pricing Model, which requires certain company-specific inputs, including the company’s target capital structure weightings, the cost of long-term debt, after-tax yield on permanent excess cash, if any, future applicable marginal cash tax rate and a beta for the company, as well as certain financial metrics for the United States financial markets generally, Goldman Sachs discounted to present value as of September 30, 2016, the date of the last balance sheet of the Company publicly available at the time Goldman Sachs rendered its opinion to the Board of Directors, (a) probability of success adjusted estimates of the unlevered free cash to be generated by the Company for the period from January 1, 2017 to December 31, 2038, as reflected in the Forecasts, and (b) a range of illustrative terminal values for the Company, which were calculated by applying perpetuity growth rates ranging from 1.0% to 3.0% to a probability of success adjusted estimate of the unlevered free cash flow to be generated by the Company for a terminal year of 2026 as reflected in the Forecasts. The range of perpetuity growth rates was estimated by Goldman Sachs utilizing its professional judgment and experience, taking into account the Forecasts and market expectations regarding long-term real growth of gross domestic product and inflation. Goldman Sachs then derived ranges of illustrative enterprise values for the Company by adding the ranges of present values it derived as described above.

Goldman Sachs then subtracted from the range of illustrative enterprise values it derived for the Company the Net Debt of the Company as of September 30, 2016 of negative $21 million as provided by Company management, to derive a range of illustrative equity values for the Company. Goldman Sachs then divided the range of illustrative equity values it derived for the Company by the total number of fully diluted shares of the Company outstanding calculated based on the Shares and other equity securities outstanding as of January 6, 2017 as provided by Company management, to derive a range of illustrative present values per Share ranging from $17.87 to $23.84.”

Item 4 of the Schedule 14D-9 and the disclosure under “Opinions of Financial Advisors—Opinion of Goldman, Sachs & Co.” are hereby amended and supplemented by amending and restating the subsection entitled “Illustrative Sum-of-the-Parts Discounted Cash Flow Analysis” as follows:

“Illustrative Sum-of-the-Parts Discounted Cash Flow Analysis

Using the Forecasts, Goldman Sachs performed an illustrative sum-of-the-parts DCF analysis to derive a range of illustrative present values per Share.

In connection with this analysis, Goldman Sachs performed separate DCF analyses with respect to the following products and items of the Company:

•	Iclusig (consisting of Iclusig 1L, Iclusig 2L, Iclusig 3L, Iclusig 4L, Iclusig T315I+, Iclusig PH+ ALL and Iclusig rest of the world, or “ROW,” royalties);

•	Brigatinib (consisting of Brigatinib 1L, Brigatinib 2L, Brigatinib 3L, Brigatinib 4L & ROS-1 and Brigatinib ROW royalties);

•	~~NDC~~ AP32788;

•	PAN-Kit Inhibitor; and

•	Immuno-Kinase Program.

Using a mid-year convention and discount rates ranging from 13.0% to 15.0%, ~~reflecting estimates of the Company’s weighted average cost of capital~~derived by application of the Capital Asset Pricing Model, which requires certain company-specific inputs, including the company’s target capital structure weightings, the cost of long-term debt, after-tax yield on permanent excess cash, if any, future applicable marginal cash tax rate and a beta for the company, as well as certain financial metrics for the United States financial markets generally, Goldman Sachs discounted to present value as of September 30, 2016, probability of success adjusted estimates of the free cash flows to be generated from each product described above for the period from January 1, 2017 to December 31, 2038, all as reflected in the Forecasts, to derive a range of illustrative enterprise values for each product. The Forecasts assumed that Iclusig and Brigatinib would not generate cash flow after 2035 due to expiration of their patents and, as such, for purposes of its analysis, Goldman Sachs assumed that there would be no terminal value for these products as of 2035. The Forecasts also assumed that ~~NDC~~ AP32788, PAN-Kit Inhibitor and Immuno-Kinase Program would not generate cash flows after 2038, and, as such, for purposes of its analysis, Goldman Sachs assumed that there would be no terminal value for these products as of as of 2038.

Using the discount rates described above, Goldman Sachs also discounted to present value as of September 30, 2016, (i) estimates of the benefits to be derived by the Company from its utilization of its net operating losses as reflected in the Forecasts to derive a range of illustrative values for the Company’s net operating losses and (ii) certain expenses and revenues of the Company reflected in the Forecasts that had not been allocated to specific products, including discovery-related R&D, stock based compensation, financial impact of Medinol collaboration, capital expenditures and related depreciation and amortization to derive a range of illustrative negative values for these expenses.

Goldman Sachs then divided (i) each of the ranges of illustrative values it derived for each product of the Company, the Company’s net operating losses and the Company expenses referenced above and (ii) the Net Debt of the Company as of September 30, 2016 of negative $21 million as provided by Company management, by the total number of fully diluted Shares of the Company outstanding calculated based on the Shares and other equity securities outstanding as of January 6, 2017 as provided by the Company management, to derive a per Share value for each such item.

Goldman Sachs then added together the per share values it derived for each such product and items listed above and subtracted the per share value it derived for the Net Debt to derive a range of illustrative present values per Share of the Company ranging from $15.81 to $18.13.”

Item 4 of the Schedule 14D-9 and the disclosure under “Opinions of Financial Advisors—Opinion of Goldman, Sachs & Co.” are hereby amended and supplemented by amending and restating the seventh sentence of the sixth paragraph of the subsection entitled “General” as follows:

“Goldman Sachs also has provided certain financial advisory and/or underwriting services to Parent and/or its affiliates from time to time, unrelated to the proposed transaction.”

Opinion of Lazard Frères & Co. LLC

Item 4 of the Schedule 14D-9 and the disclosure under “Opinions of Financial Advisors—Opinion of Lazard Frères & Co. LLC” are hereby amended and supplemented by amending and restating the third paragraph of the subsection entitled “Discounted Cash Flow Analysis” as follows:

“Lazard calculated the present value of the aggregated unlevered free cash flows that the Company, based upon the Company Projections, is expected to generate from each of its existing and pipeline products, the Company’s license agreement with Medinol, stock-based compensation expense, discovery research and development expenses, COGS absorption, and cash tax savings from net operating losses, during the remainder of 2017 and for fiscal years 2018 through 2038. The Company Projections assumed that the Company would not generate cash flow after 2037, based upon the expiration of certain of the Company’s patents and other assumptions. Therefore, for the purposes of its analysis, Lazard assumed that there would be no terminal value for the Company as of 2038. To calculate the present value of the unlevered free cash flows, Lazard used a discount rate range of 12.0% to 14.0%, which was chosen by Lazard based upon its analysis of the weighted average cost of capital of the Company. Lazard determined the weighted average cost of capital for the Company based on the capital asset pricing model. This analysis requires certain key inputs, including company-specific and macro-economic factors. Lazard adjusted for net debt (cash) and derived an overall equity value for the Company that, when divided by the number of fully diluted Shares of Common Stock outstanding provided by Company management, resulted in a range of implied equity values per Share of Common Stock of $18.25 to $21.00 (rounded to the nearest $0.25).”

Item 4 of the Schedule 14D-9 and the disclosure under “Opinions of Financial Advisors—Opinion of Lazard Frères & Co. LLC” are hereby amended and supplemented by amending and restating the fourth paragraph of the subsection entitled “Precedent Transactions Analysis” as follows:

“Using data regarding the precedent transactions and the target companies available from FactSet Research Systems, Wall Street research and public filings, Lazard examined the selected transactions with respect to the enterprise value implied for the target company in the transaction (calculated as the equity purchase price in the selected transaction plus the book value of any debt and preferred equity, less cash and cash equivalents and short term investments, plus the book value of minority interests of the target company as last publicly reported by the target company in its public filings prior to the announcement of the applicable transaction) as a multiple of the target company’s three- and four-year forward revenues, which are referred to as “EV/ FY+3 Revenue” and “EV/FY+4 Revenue”, respectively, as reflected in publicly available consensus estimates at the time of the transaction announcement.

This analysis yielded the following multiples:

Announcement Date	Acquiror	Target	EV/FY+3 Revenue	EV/FY+4 Revenue
August 22, 2016	Pfizer Inc.	Medivation, Inc.	8.6x	7.0x
March 4, 2015	AbbVie Inc.	Pharmacyclics, Inc.	6.4x	5.6x
August 25, 2013	Amgen Inc.	Onyx Pharmaceuticals, Inc.	5.4x	4.0x
Mean			6.8x	5.5x

Using its professional judgment and experience, Lazard then selected the lowest and highest EV/ FY+3 Revenue and EV/ FY+4 Revenue multiples for the selected precedent transactions, which ranged from 5.4x to 8.6x for EV/ FY+3 Revenue and 4.0x to 7.0x for EV/ FY+4 Revenue. Lazard then applied these reference ranges to the Company’s estimated revenues for 2019 and 2020, respectively, from the Company Projections. This analysis indicated the following range of implied fully diluted equity values per Share of Common Stock (rounded to the nearest $0.25):”

Item 4 of the Schedule 14D-9 and the disclosure under “Opinions of Financial Advisors—Opinion of Lazard Frères & Co. LLC” are hereby amended and supplemented by amending and restating the first paragraph of the subsection entitled “Miscellaneous” as follows:

“The Company has agreed to pay Lazard a transaction fee of $5.5 million, payable upon the consummation of any merger or sale of assets or Common Stock of the Company, of which 25% became payable upon delivery of the fairness opinion. In addition, the Company has agreed to reimburse Lazard for its reasonable out-of-pocket expenses incurred in connection with its engagement, including reasonable fees of counsel, and will indemnify Lazard and certain related persons against certain liabilities arising out of Lazard’s engagement. In the two-year period ending January 8, 2016, Lazard was not engaged by Parent or its known affiliates to provide investment banking services to Parent or its known affiliates and, accordingly, was not paid any fees for any such services. During the two-year period ending January 8, 2016, Lazard provided certain investment banking services to the Company, but Lazard was not paid any fees for any such services. Lazard, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, leveraged buyouts, and valuations for estate, corporate and other purposes. In addition, in the ordinary course, Lazard and its affiliates and employees may trade securities of the Company, Takeda and certain of their respective affiliates for their own accounts and for the accounts of their customers, may at any time hold a long or short position in such securities, and may also trade and hold securities on behalf of the Company, Takeda and certain of their respective affiliates. The issuance of Lazard’s opinion was approved by the opinion committee of Lazard.”

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 and the disclosure under “Legal Proceedings” are hereby amended and supplemented by adding the following at the end of this subsection:

“On February 1, 2017, the plaintiffs in the Ventrice and Pirouz actions moved for a preliminary injunction and expedited hearing. On February 2, 2017, the plaintiff in the Baumann action moved for a preliminary injunction and expedited hearing. On February 2, 2017, the court presiding over the three actions scheduled a preliminary injunction hearing for February 9, 2017.

The Company is hereby disclosing certain additional information (the “Supplemental Disclosures”) in response to the three class action complaints and solely for the purpose of mooting the allegations contained therein. The Company denies the allegations of the three class action complaints, and denies any violations of law. The Company believes that the Schedule 14D-9 disclosed all material information, and denies that the Supplemental Disclosures are material, or are otherwise required. The Company is disclosing the Supplemental Disclosures solely for the purpose of avoiding the expense and burden of litigation.

On February 6, 2017, the plaintiffs in the Ventrice, Pirouz and Baumann actions withdrew their motions for preliminary injunction and the court presiding over the three actions cancelled the preliminary injunction hearings on February 7, 2017.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment to Schedule 14D-9 is true, complete and correct.

ARIAD PHARMACEUTICALS, INC.

By:	/s/ Manmeet S. Soni
Name:	Manmeet S. Soni
Title:	Chief Financial Officer

Dated: February 7, 2017